Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Exchange Act File No. 001-13647

On May 9, 2011, Mark Frissora, Chairman and Chief Executive Officer of Hertz Global Holdings, Inc. (“Hertz”), sent the following email to employees of Advantage Rent-A-Car (“Advantage”):

Dear Advantage Colleagues,

We have just announced that Hertz has restarted the process to acquire Dollar Thrifty.  We are confident that we can complete the transaction, which requires securing government consent to proceed with a merger.  Unfortunately, that means Hertz would have to divest Advantage in the U.S., as was the case last fall.  The business rationale for acquiring Dollar Thrifty is convincing, although divesting Advantage is a high price we wish we didn’t have to pay.

Of course, no one can be 100% certain a transaction will occur, as we witnessed with the Dollar Thrifty shareholder vote last fall.  However, we believe we have a good plan and a compelling case for the government and Dollar Thrifty shareholders.

Advantage has a bright future, whether owned by Hertz or by another company.  Your growth rate, operational progress and improvements in customer service have been astounding.

You should rest assured that a new owner will value the Advantage employees more than any other key asset.  Also, the government wants to see Advantage continue to grow and become a greater competitive force in the U.S. car rental market.  You should feel good about the long-term, even though I know the thought of a transaction creates short-term anxiety.

There are many reasonable questions you may have today that don’t have answers yet because we are still in the initial phases of this process.  As we pass key milestones, we will communicate what we know in real time.  Nevertheless, I encourage you to ask your managers the questions you have, and we will answer all those that have answers at this time.

I also encourage you to stay focused on your current responsibilities and to help the Advantage brand achieve its 2011 targets.  If you continue to recognize that the best course of action is to provide the best service possible, as you have been, and do everything you can to build on Advantage’s success, I believe you can make 2011 another great year.

I thank you for your hard work to date and will continue to communicate with you as key events in this process unfold.

Mark

Additional information

Hertz Global Holdings, Inc. (“Hertz”) will file a Registration Statement on Form S-4 and will file a Tender Offer Statement on Schedule TO (collectively, with the accompanying Letter of
Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offer (the “Exchange Offer”) by HDTMS, Inc., a wholly owned subsidiary of Hertz, to exchange each issued and outstanding share of common stock of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) for $57.60 in cash and 0.8546 shares of Hertz common stock. The Exchange Offer has not yet formally commenced. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Dollar Thrifty common stock, nor is it a substitute for the Exchange Offer Documents. The Exchange Offer will be made only through the Exchange Offer Documents.

Security holders and investors may obtain, when available, any of the foregoing documents, including the Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov. The Exchange Offer Documents will also be available free of charge from Hertz following commencement of the Exchange Offer. SECURITY HOLDERS AND INVESTORS OF HERTZ AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz may be unable to obtain regulatory approvals required for the exchange offer or may be required to accept conditions that could reduce the anticipated benefits of the exchange offer as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the exchange offer or Hertz may otherwise be unable to consummate the exchange offer; (3) the length of time necessary to consummate the exchange offer may be longer than anticipated; (4) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty and Hertz may not realize the anticipated synergies and other benefits following the exchange offer; (5) the exchange offer may involve unexpected costs; (6) the Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the exchange offer; and (7) Hertz and/or Dollar Thrifty may be adversely affected by the other risks described in the SEC reports of Hertz and Dollar Thrifty. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.